UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41737

Lifezone Metals Limited

Commerce House, 1 Bowring Road

Ramsey, Isle of Man, IM8 2LQ

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On December 13, 2023, Lifezone Metals Limited announced the signing of a term sheet with a subsidiary of Glencore plc relating to the formation of a recycling joint venture to be based in the United States. A copy of that announcement is furnished as Exhibit 99.1 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release, dated December 13, 2023, titled “Lifezone Metals Announces Joint Venture with Glencore to Recycle Platinum, Palladium and Rhodium in the USA”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lifezone Metals Limited

Date: December 13, 2023	By:	/s/ Chris Showalter
	Name:	Chris Showalter
	Title:	Chief Executive Officer

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